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June 12, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Eric Envall
David Lin
Kate Tillan
Mark Brunhofer

Re:	Hut 8 Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 18, 2023
File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 19, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on April 18, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

June 12, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 1 to Form S-4 filed April 18, 2023

Questions and Answers about the Business Combination

What are the U.S. federal income tax consequences of the Merger..., page 5

1.	We note your response to comment 2, but we are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K. We view the tax consequences of the transaction to be material to shareholders, and the parties have provided representations that each party intends for the transaction to be tax-free under Section 351(a) of the Internal Revenue Code. Refer to Section 3.9 of the Merger Agreement where the parties agree “to treat the Hut Share Exchange and the Merger consistently with the Intended Tax Treatment and to not take any position on any Tax return or otherwise take any Tax reporting position inconsistent with such treatment” and “to act in good faith, consistent with the intent of the Parties and the Intended Tax Treatment of the Hut Share Exchange and the Merger as set forth herein and to use commercially reasonable efforts to not take any action, or knowingly fail to take any action, except as expressly provided to the contrary in this Agreement or the Plan of Arrangement, if such action or failure to act would reasonably be expected to prevent the Hut Share Exchange or the Merger from qualifying for the Intended Tax Treatment.” Accordingly, please file a tax opinion as an exhibit to the registration statement. To the extent there is any uncertainty, counsel may issue a “should” opinion; however, we expect counsel to explain why it cannot give a “will” opinion and to describe the degree of uncertainty in the opinion.

The Company acknowledges the Staff’s comment and respectfully submits that, notwithstanding contractual obligations of the parties to attempt to achieve a tax-free exchange, where the discussion of the tax consequences of the Merger does not represent that a transaction is tax-free, no opinion is required, particularly where the discussion provides full disclosure of the anticipated consequences of the transaction being taxable. As discussed with the Staff via teleconference on June 5th, 2023, there is significant uncertainty as to whether the transaction is eligible to be tax-free under Section 351(a) of the Code. Specifically, there is uncertainty as to whether Bitcoin is a security, or is treated as a security, for purposes of Section 351(e)(1) of the Code, which treatment could cause the transaction to be taxable. The Company has revised the disclosure on pages 5, 15, 31 and 135 to 137 to describe to shareholders the basis and degree of the uncertainty as to the tax treatment of the Merger.

Securities and Exchange Commission

June 12, 2023

Risk Factors

Hut 8 may face several risks due to disruptions in the digital asset markets..., page 38

2.	We note your response to comment 10 and your new risk factor captioned “Hut 8 may face several risks due to disruptions in the digital asset markets...” on page 38. Please briefly explain the “quasi governmental regulation of digital assets and their use” that you reference in the second bullet and clarify how any related requirements could present material risks to Hut 8.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 39.

USBTC is subject to a highly-evolving regulatory landscape..., page 54

3.	We note your added disclosure that “in the United States, digital assets are subject to extensive, and in some cases overlapping, ambiguous and evolving regulatory requirements and considerations.” Please revise this risk factor to provide more details regarding your references to “overlapping” and “ambiguous” regulations, and to clarify that the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 55 and 56.

Bitcoin’s and other digital assets’ status as a “security”..., page 56

4.	You state here that “[w]ith respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities.” Please revise to clarify that “all other digital assets” does not include the significant number of specific digital assets that have been identified as securities by the SEC and its staff. In addition, the disclosure in this risk factor would also apply to Hut 8. Please revise your risk factors disclosure in this document and confirm that Hut 8 will revise its disclosure in future periodic reports accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 58 with respect to USBTC and confirms that Hut 8 will revise its future periodic reports accordingly.

The Business Combination, page 79

5.	Following a review of your response to comment 14, we reissue it. As the projections appear to have been used by each of Stifel GMP and Kroll in preparation of the discounted cash flow analyses, please revise to disclose such projections.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 98 to 105.

Securities and Exchange Commission

June 12, 2023

Accounting Treatment of the Business Combination, page 99

6.	We acknowledge your response to comment 16. Given that you indicate that “approximately 50%” of the common stock of the combined company will be held by the owners of each pre-combination company on a “fully-diluted in-the-money basis,” please provide us share information expected to be outstanding upon completion of the transaction by the prior owners of Hut 8 and USBTC broken down as follows:

•	Shares actually outstanding;
•	·Share equivalents that are in-the-money; and
•	·Share equivalents that are out-of-the-money.

In your response, tell us how you determined whether shares are in- or out-of-the-money and explain whether any share equivalents have voting rights at the date of your anticipated transaction and, if so, tell us how many. Finally, given the judgment involved and your disclosure that the determination of the accounting acquirer could change at closing of your proposed transaction and that such a change could significantly impact your pro forma financial information presented in your filing, tell us your consideration for disclosing quantified summary information if Hut 8 were deemed to be the accounting acquirer.

The Company acknowledges the Staff’s comments and respectfully makes the following submissions.

For situations where a business combination effected primarily by exchanging equity interests, ASC 805-10-55-12 through 55-14 requires that one should look to, among other factors, the relative voting rights of both parties. When assessing the relative voting rights, the accounting acquirer is typically the entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Pursuant to ASC 805-10-55-12(a), options, warrants and other convertible instruments assumed or exchange in a business combination are considered in the determination of the accounting acquirer if the holders of these instruments are viewed to be essentially the same as common shareholders. It is generally considered across different accounting literatures that options warrants and convertible instruments that are in the money and are vested, exercisable or convertible may be included in the determination of the relative voting rights in the combined entity. Conversely, options, warrants and convertible instruments that are not vested, exercisable or convertible until after the acquisition date generally should not be included in the assessment or relative voting rights.

Securities and Exchange Commission

June 12, 2023

As further described below in Subsection A, the Company respectfully advises the Staff that USBTC’s securityholders would have a slight advantage as compared to Hut 8 securityholders in terms of relative voting rights at the various assumed closing dates of the Business Combination, which, under ASC 805-10-55-12(a) supports the Company’s conclusion that USBTC would be the accounting acquiror.

Furthermore ASC 805-10-55-12 also provides other factors to consider, especially when the relative voting rights split is not fully determinative, including the existence of a large minority voting interest, composition of governing body, composition of senior management, terms of exchange of equity interest, relative size of the combining entities, etc. Notwithstanding that the initial test of relative voting right supports the conclusion of USBTC as the accounting acquiror, given that USBTC’s voting rights advantage was not significant, the Company felt it prudent to consider the additional factors discussed above and summarized further below in Subsections B through H. As further described below, the relative size of the combining entities also supported the Company’s conclusion that USBTC would be the accounting acquirer at the closing of the Business Combination. As a result, the Company respectfully advises the Staff that it believes its use of USBTC as the accounting acquiror in the Registration Statement is correct.

A.	The relative voting rights in the combined entity.

Set out below is a table showing the outstanding securities of Hut 8 as of May 21, 2023:

Type of Security	Number of Securities	Notes
Common shares	221,278,374	Hut 8’s common shares have voting rights
Restricted Stock Units	7,832,659	Unvested, no exercise price and no voting rights
Deferred Stock Units	326,596	Fully vested, no exercise price and no voting rights
Vested Stock Options	115,500	Fully vested, C$5.00 exercise price and no voting rights
Warrants	11,304,441	C$6.25 exercise price, expiring June 15, 2023 and no voting rights
Warrants	9,477	C$13.36 exercise price, expiring September 17, 2026 and no voting rights

Securities and Exchange Commission

June 12, 2023

Set out below is a table showing the outstanding securities of USBTC as of May 21, 2023:

Type of Security	Number of Securities	Notes
Common stock	64,313,999	USBTC’s common stock has voting rights
Vested Stock Options	802,066	$0.26 and no voting rights
Unvested Stock Options	5,953,426	$0.26 and no voting rights

The below tables show the expected share ownership following the completion of the Transaction, calculated based on the outstanding securities of Hut 8 and USBTC as at May 21, 2023 and projected as of June 30, 2023 and July 31, 2023 when assuming that the Business Combination is completed on those respective dates:

As of May 21, 2023	Hut 8	USBTC	Hut 8 Corp.
Common stock	44,255,675	43,193,282	87,448,957
Percentage of Common stock ownership	50.61%	49.39%	-
Share equivalents that are in-the-money and vested	65,319(1)	1,134,531(2)	1,199,850
Common stock and share equivalents that are in-the-money and vested	44,320,994	44,327,813	88,648,807
Percentage of Common stock and share equivalents that are in-the-money and vested	49.99%	50.01%	-
Share equivalents that are either unvested and/or out-of-the-money	3,852,315(3)	3,402,457(4)	7,254,772

Notes:

(1) Consists of the 326,596 Hut 8 DSUs, adjusted by the Hut 8 Exchange Ratio.

(2) Consists of the 802,066 vested USBTC Options, and assumes the acceleration of 887,230 USBTC Options at the closing of the Transaction, all as adjusted by the USBTC Exchange Ratio.

(3) Consists of: (i) 7,832,659 unvested Hut 8 RSUs; (ii) 115,500 out-of-the-money vested Hut 8 Options; (iii) 11,313,918 out-of-the-money Warrants of Hut 8, all as adjusted by the Hut 8 Exchange Ratio.

(4) Consists of 5,066,196 unvested USBTC Options, adjusted by the USBTC Exchange Ratio.

Securities and Exchange Commission

June 12, 2023

Projected as of June 30, 2023	Hut 8	USBTC	Hut 8 Corp.
Common stock	44,322,342(1)	44,293,639(2)	88,615,981
Percentage of Common stock ownership	50.02%	49.98%
Share equivalents that are in-the-money and vested	77,494(3)	1,154,901(4)	1,232,395
Common stock and share equivalents that are in-the-money and vested	44,399,836	45,448,540	89,848,376
Percentage of Common stock and share equivalents that are in-the-money and vested	49.42%	50.58%
Share equivalents that are either unvested and/or out-of-the-money	1,524,761(5)	3,382,087(6)	4,906,848

Notes:

(1) Assumes the issuance of 333,334 Hut 8 common shares in connection with the settlement of Hut 8 RSUs expected to be vested as of June 30, 2023, adjusted by the Hut 8 Exchange Ratio.

(2) Assumes the issuance of 1,638,412 shares of USBTC common stock prior to the closing of the Transaction, adjusted by the USBTC Exchange Ratio.

(3) Assumes the issuance of 60,876 Hut 8 DSUs on June 30, 2023 which is dependent on the 5-day VWAP of the Hut 8 common shares at the time of issuance, adjusted by the Hut 8 Exchange Ratio. Hut 8 has assumed a 5-day VWAP of C$2.69 for purposes of the calculations, which was the 5-day VWAP for the period ending May 30, 2023.

(4) Consists of the 832,397 vested USBTC Options, and assumes the acceleration of 887,230 USBTC Options at the closing of the Transaction, all as adjusted by the USBTC Exchange Ratio.

(5) Consists of: (i) 7,499,325 unvested Hut 8 RSUs; (ii) 115,500 out-of-the-money vested Hut 8 Options; (iii) 9,477 out-of-the-money Warrants of Hut 8, all as adjusted by the Hut 8 Exchange Ratio.

(6) Consists of 5,035,865 unvested USBTC Options, adjusted by the USBTC Exchange Ratio.

Projected as of July 31, 2023	Hut 8	USBTC	Hut 8 Corp.
Common stock	44,338,342(1)	44,293,639(2)	88,631,981
Percentage of Common stock ownership	50.03%	49.97%
Share equivalents that are in-the-money and vested	77,494(3)	1,189,393(4)	1,266,887
Common stock and share equivalents that are in-the-money and vested	44,415,836	45,483,032	89,898,868
Percentage of Common stock and share equivalents that are in-the-money and vested	49.41%	50.59%
Share equivalents that are either unvested and/or out-of-the-money	1,508,761(5)	3,347,595(6)	4,856,356

Notes:

(1) Assumes the issuance of 413,334 Hut 8 common shares in connection with the settlement of Hut 8 RSUs expected to be vested as of July 31, 2023, adjusted by the Hut 8 Exchange Ratio.

(2) Assumes the issuance of 1,638,412 shares of USBTC common stock prior to the closing of the Transaction, adjusted by the USBTC Exchange Ratio.

(3) Assumes the issuance of 60,876 Hut 8 DSUs on June 30, 2023 which is dependent on the 5-day VWAP of the Hut 8 common shares at the time of issuance, adjusted by the Hut 8 Exchange Ratio. Hut 8 assumed a 5-day VWAP of C$2.69 for purposes of the calculations, which was the 5-day VWAP for the period ending May 30, 2023.

(4) Consists of the 883,755 vested USBTC Options, and assumes the acceleration of 887,230 USBTC Options at the closing of the Transaction, all as adjusted by the USBTC Exchange Ratio.

(5) Consists of: (i) 7,419,325 unvested Hut 8 RSUs; (ii) 115,500 out-of-the-money vested Hut 8 Options; (iii) 9,477 out-of-the-money Warrants of Hut 8, all as adjusted by the Hut 8 Exchange Ratio.

(6) Consists of 4,984,507 unvested USBTC Options, adjusted by the USBTC Exchange Ratio.

The Company determined whether share equivalents were in- or out-of the money by reference to the closing share price of Hut 8 as at May 21, 2023, adjusted for the Hut 8 Exchange Ratio in the case of Hut 8 share equivalents and by reference to the Hut 8 share price as at May 21, 2023 adjusted by the USBTC Exchange Ratio in the case of USBTC. None of the share equivalents have voting rights.

Securities and Exchange Commission

June 12, 2023

As summarized above, when determining relative voting rights taking into account share equivalents that are in-the-money and fully vested, exercisable or convertible, it is anticipated that in any given period projected above, USBTC’s securityholders would have a slight advantage over the other in terms of relative voting rights giving rise to indication in support for USBTC being the accounting acquirer. However, as the split remains to be approximately 50-50 of the outstanding common stock and in-the-money/vested securities of the Company following completion of the Transaction which is less definitive in determining who is the accounting acquirer, the Company has also considered the following factors.

B.	The existence of a large minority voting interest in the combined entity.

There is no individual shareholder or group of shareholders from either Hut 8 or USBTC that will represent a large minority voting interest of the Company.

C.	The composition of the governing body of the combined entity.

Upon completion of the Business Combination, New Hut’s Board of Directors will consist of five directors selected by Hut 8 and five directors selected by USBTC. Bill Tai, current Chairman of the Hut 8 Board, will be appointed as the non-executive chairman of the Company’s board. There is currently no individual director who holds a casting vote in the event of a “tie.” This results in equal number of the directors of the combined entity from Hut 8 and USBTC, respectively.

D.	The composition of the senior management of the combined entity.

Upon completion of the Business Combination, Jaime Leverton will serve as Chief Executive Officer, Asher Genoot will serve as President, Michael Ho will serve as Chief Strategy Officer and Shenif Visram will serve as Chief Financial Officer of the Company.

E.	The terms of the exchange of equity interests.

The Company acknowledges that when assessing the terms of the exchange of equity interests in the Business Combination, the acquirer is typically the entity that paid a premium over the pre-combination fair value of the equity interests in the other entities. Consideration transferred is generally measured at fair value. Consideration transferred is the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred by the acquirer to the former owners of the acquiree and the equity interests issued by the acquirer to the former owners of the acquiree (except for the measurement of share-based payment awards).

Hut 8’s financial advisors have issued fairness opinions in connection with the transaction. The Company believes those opinions support the view that USBTC and Hut 8 had relatively equal values as of the date of such opinions. As at March 31, 2023, Hut 8’s closing share price on Nasdaq was US$1.85, with approximately 221 million shares outstanding.  This results in a value of approximately US$408.85 million for Hut 8’s equity interests.

Securities and Exchange Commission

June 12, 2023

F.	The relative size of the entities.

The Company observed the following with respect to the relative size of Hut 8 and USBTC:

	USBTC as at and for the 9-month period ended March 31, 2023 (in USD)	Hut 8 as at and for the 9-month ended March 31, 2023 (CAD converted to USD @ 0.7570)
Total assets	~$194 million	~$267 million
Total revenue	~$61.6 million	~$54.9 million
Net loss	~$63.9 million	~$168.9 million
# of full time headcount (as at March 31, 2023)	~113	~92
Capacity under management	730 megawatts	109 megawatts (excluding North Bay) 139 megawatts (including North Bay)

In evaluating the size of both companies, the operating power of USBTC far surpasses that of Hut 8. USBTC has almost seven times the capacity as measured in megawatts under its operations, along with more employees. On financial metrics, the comparison is more balanced: Hut 8 had more assets on its balance sheet, but USBTC had a higher revenue and a smaller loss for the 9-month period ended March 31, 2023.

G.	Which entity initiated the business combination.

Stifel GMP introduced representatives from both Hut 8 and USBTC for discussions regarding a potential business combination. As such, neither Hut 8 nor USBTC was considered as the entity initiating the business combination.

H.	The combined entity name, location of headquarters and ticker symbol.

The Company will conduct business under the name Hut 8 Corp. and will apply for and maintain a listing of its common stock on Nasdaq and the TSX under the trading symbol “HUT.”  USBTC is not currently public and therefore does not have a trading symbol. The Company is incorporated in Delaware and will have a U.S. headquarters. The majority of the combined company’s digital asset mining sites and energy capacity will be located in the U.S.

I.	Conclusion

Based on the facts and circumstances above, the Company is of the view that USBTC’s securityholders would have an advantage over Hut 8’s shareholders in terms of relative voting power. In addition, USBTC’s more significant operational footprint being in the United States, the incorporation in Delaware, and the use of U.S. headquarters were utilized as the persuading factors in determining USBTC’s advantage. Thus, management of Hut 8 and USBTC collectively determined that USBTC will be the accounting acquirer, and prepared the pro forma financial and the “anticipated accounting for the transaction” sections in the Registration Statement on that basis.

Securities and Exchange Commission

June 12, 2023

Information About Hut 8

Digital Asset Mining, page 129

7.	We note your response to comment 38. Please revise this section to provide more details regarding Hut 8’s sale of crypto assets similar to those that you provided regarding USBTC in response to this comment as they relate to fees and average period of holding prior to conversion in order to fund operations. Also disclose any other purposes that USBTC or Hut 8 convert bitcoins into fiat currency other than to fund or grow operations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138.

Custody Policy, page 132

8.	We note your response to comment 27 and your disclosures on pages 132 and 141 regarding the custody policies of Hut 8 and USBTC, respectively. Please include disclosure in these sections regarding your intentions for custody following the Business Combination.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143 and 152.

Information About USBTC

Anchorage, page 144

9.	We note your response to comment 30. Please expand this section to provide more details regarding how payments are made to the Outstanding Loan through profits generated from certain USBTC miners. Describe the time periods when you calculate whether profit has been generated, if there is a minimum amount of profit required to be generated before a payment is made, how you identify which miners’ profits are utilized for repayment, and other details that describe how payments are made.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 154, 165 and 186.

Cost to Mine a Bitcoin, page 157

10.	We note your revisions on pages 130 and 157 in response to comment 35. Please further revise to provide quantified disclosure regarding your breakeven analysis for USBTC’s and Hut 8’s respective mining operations or any other crypto assets that they earn or mine that compares the cost to earn or mine one crypto asset with the value of the crypto asset. Also please discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether your cost of revenue and mining inputs have materially increased or decreased and provide a discussion of the bitcoin price volatility since June 30, 2022. Furthermore, please provide support for your statement on page 157 that USBTC has “assessed forward energy pricing from quoted prices in the futures market which suggests a decrease in electricity pricing in the near future relative to the most recent market conditions.”

Securities and Exchange Commission

June 12, 2023

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140 and 167. The Company respectfully advises the Staff that USBTC assessed quoted prices on NYISO electricity futures from CME Group, which suggested a decrease in electricity rates for the six months ending December 31, 2022 compared to the same period in the prior year. USBTC also assessed quoted prices on natural gas futures from NYMEX, which showed a decreasing trend in prices over several months, with natural gas being the largest source of electricity in the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of USBTC

Key Operating and Financial Indicators, page 157

11.	We note the revisions to the disclosure made in response to comment 34, however please revise to also disclose in the table and discuss after the table, with equal or greater prominence, your net loss.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 168 and 170 to include net loss and a discussion of net loss.

Unaudited Pro Forma Combined Statement of Financial Position, page 211

12.	Please revise your pro forma statements and notes as necessary for the following:

•	The New Hut column on the unaudited pro forma combined statement of financial condition should be blank but shows $14,226,000 of prepaid expenses and other current assets as of December 31, 2022;
•	On page 212, you reflect two subtotal and total balances for share capital and four subtotal and total balances for accumulated deficit instead of a single balance for these accounts;
•	The number of weighted average shares outstanding on page 213 do not align;
•	The amounts, totals, and subtotals presented for Hut 8 on page 213 do not all agree to the last column in the statement in Note 5 on page 221;
•	On page 213 you show a ‘-’ in two columns for the header Cost of revenues (exclusive of depreciation and amortization) and it appears that the line items Services and Mining equipment should be indented to reflect that these two items are under the header; and
•	On page 214 you show a header for Cost of revenues (exclusive of depreciation and amortization) and it appears that the line item Services should either be indented to reflect that the item is under the header, or incorporated into the header.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 223 to 226 to update unaudited pro forma financial information for the period ended March 31, 2023 and to correct the items noted by the Staff in the bullet points above.

Securities and Exchange Commission

June 12, 2023

Note 2. Business Combination Transaction Adjustments, page 216

13.	We acknowledge your response to comment 50. Tell us why the step-up in book basis to fair value of digital assets to be acquired would result in deferred tax assets and not deferred tax liabilities as it appears to be a taxable temporary difference under ASC 740¬10-25-23. To the extent that you agree that a deferred tax liability should be recorded, revise your business combination transactions adjustments to include this deferred tax liability and tell us the impact this deferred tax liability has on your ability to recognize previously existing USBTC deferred tax assets. To the extent that any previously existing valuation allowance would be reversed, reflect that reversal in pro forma income outside acquisition accounting under ASC 805-740-30-3. To the extent appropriate, reference for us the authoritative literature you rely upon to support your position.

The Company acknowledges the Staff’s comment and respectfully submits that in respect of the step-up in book basis to fair value of digital assets to be acquired, this would give rise to a deferred tax liability due to an increase in the taxable temporary difference. However, given the historical net deferred tax asset position of the Company, the deferred tax liability would be fully offset by the deferred tax asset position net of valuation allowance. As such, the Company does not perform any pro forma adjustment in relation to the creation of a deferred tax liability arising from the fair value step-up. In respect of the reversal of valuation allowance, with reference to Examples 2 and 3 of ASC 805 (ASC 805-740-55-4 through 55-8), the deferred tax asset and liability position should be measured at the acquisition date, and the valuation allowance, if any, would be adjusted accordingly. Based on the current tax position of the Company, including incremental taxable temporary differences arising from the fair value step-up would not result in a direction change in the overall deferred tax asset position that the valuation allowance would be applied upon. Considering the extent of the deductible temporary differences, the Company does not currently have an intention to reverse any valuation allowance recognized, considering that the noncapital loss carryforward would be sufficient in covering any taxable temporary differences.

14.	On page F-26 you disclose the existence of stock options that vest only upon the completion of an initial public offering. Please tell us whether the transaction contemplated in this registration statement qualifies as an event that will trigger vesting. If so, include a pro forma adjustment to reflect expense recognition or tell us why such an adjustment is not warranted.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 223 to 226, 229 and 230 of the unaudited pro forma financial statements to reflect the pro forma impact of accelerating the vesting of the described stock options.

Note 3. Adjustment for USBTC debt extinguishment, page 218

15.	We acknowledge your response to comment 51. Based on the disclosures on pages 144 - 145 and F-59, please explain to us in more detail how the restructuring of the Anchorage ELSA resulted in you deploying an additional 21,000 miners.

Securities and Exchange Commission

June 12, 2023

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the approximately 21,000 miners are part of the collateral package in the restructured Anchorage debt arrangement. Subsequent to the restructuring, USBTC began deploying those miners to start paying down the debt owed. By terminating the NYDIG debt and returning approximately 19,000 miners to NYDIG, capacity to deploy these additional miners became available. USBTC did not have the capacity to deploy these 21,000 miners prior to returning the 19,000 miners to NYDIG. The miners linked to the Anchorage debt were able to be deployed in the subsequent months, resulting in the revenue generating capability being preserved. Additionally, the expense base to run these miners is ongoing, so the pro forma footnotes do not include any impact to the USBTC’s revenue and related costs.

Note 5. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 219

16.	Please respond to the following related to your table on page 221:

•	Tell us why you reclassified the amount of $113,876 for impairment of mining infrastructure and servers within operating loss to loss on revaluation of digital assets within other expenses.
•	Tell us why you eliminated the amounts for finance expense, finance income, and amortization within the reclassification column.
•	Revise so that the columns and rows properly foot and cross-foot.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 231 to 233 for presentation and cross-foot references. The eliminated amounts were reclassifications and not eliminations – the Company has corrected its position to clarify the changes.

17.	We acknowledge your response to comment 54. Explain to us in more detail how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20 by addressing each of the following:

•	Tell us how you reasonably expect to realize your cryptocurrencies in cash through sale or otherwise when it appears that you hold significant amounts of these assets on your balance sheet as of December 31, 2022.
•	·For cryptocurrency held at December 31, 2022, tell us the average length of time held and the turnover frequency, explaining how you calculated the turnover.
•	·Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.

The Company acknowledges the Staff’s comment and respectfully submits the following explanation in response to the Staff’s comment on the classification of cryptocurrencies as current assets.

The Company has chosen to classify digital asset holdings as current assets based on several compelling factors that align with the unique characteristics of digital assets and the nature of the industry.

Securities and Exchange Commission

June 12, 2023

Overall, due to the liquid nature of its cryptocurrency holdings, the Company has considered those holdings as part of its current working capital holding for the purpose of meeting operational needs. In accordance with ASC 210-10-20 Glossary, current assets are defined as being “used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” It is further noted that in the Glossary, working capital is defined as being “represented by the excess of current assets over current liabilities and identifies the relatively liquid portion of total entity capital that constitutes a margin or buffer for meeting obligations within the ordinary operating cycle of the entity.” Hence, by inference of the definition, the Company considers that where assets are highly liquid and constitute a margin or buffer for meeting obligations within the ordinary operating cycle of the entity, such assets should satisfy the criteria to be current assets.

In consideration of the above, the company considers the following factors.

1.	Cryptocurrencies are highly liquid assets due to their nature and the presence of active markets. They can be readily sold and converted into cash within a matter of minutes or hours. In particular, the realization of the Company’s significant holdings of Bitcoin can be reasonably achieved in short order because those holdings are relatively immaterial when compared to the overall trading volume of Bitcoin in the market. This realization can be reasonably achieved without significant cost associated with the sale nor does it require any extensive search for buyers given the existence of many exchanges which offer highly liquid markets for Bitcoin. While the Company did not conduct a periodic disposal of its Bitcoin during the year 2022, during the year 2023 and in prior years it has been disposed of by way of sales and as a means of payment for services. Therefore, the Company considers that holding Bitcoin would satisfy the condition to be highly liquid and constitute a margin or buffer for meeting obligations as required for operating purposes.

2.	As described in item 1 above, the Company did not have a pre-defined plan for disposing of Bitcoin into the market during 2022, and Bitcoin were held as liquid asset serving as a margin or buffer to meet its obligations as the Company saw fit. While the Company has decided to hold on to the digital assets throughout the year, it was part of the Company’s risk management strategy to hold on to the asset, and depending on its operating needs, selling part of its Bitcoin holdings when the Company decided it was of benefit to the Company to do so, or when an obligations come due such that it would be for the satisfaction of working capital needs. Such needs did not exist throughout the year 2022, hence there were no dispositions of Bitcoin during that year.

3.	Regarding turnover rate, as there were no sales during 2022, the Bitcoin held remain on the balance sheet, and therefore it would not be possible to calculate turnover frequency. On February 7, 2023, Hut 8 announced its intention to begin to sell Bitcoin to help fund operating expenses through a combination of selling the Bitcoin it mines and Bitcoin from its existing holdings. Hut 8 may continue to sell Bitcoin to pay expenses on an as-needed basis in the future. Hut 8 does not have a specific policy regarding the number of Bitcoin that will be sold, but expects that it will be equal to approximately one month’s production on an ongoing monthly basis.

Securities and Exchange Commission

June 12, 2023

The Company understands the importance of clear and transparent financial reporting. In light of this classification, the Company will ensure its financial statement disclosures provide a clear explanation of the rationale behind the decisions made. The Company is also monitoring developments in the financial reporting environment related to digital assets, including ongoing standards setting. The Company will monitor and review its policies as these standards evolve.

18.	We acknowledge your response to comment 55. Please address the following:

•	As previously requested, briefly disclose in the pro forma notes Hut 8’s accounting policy for impairment of cryptocurrency under U.S. GAAP, including the timing of the assessment.
•	You told us that the fair value of your bitcoin was determined using the price of bitcoin provided by Coinbase because that aligns with USBTC. ASC 820 defines principal market as the market with the greatest volume and level of activity for the asset or liability. Explain to us how your selection of Coinbase complies with ASC 820. Refer to ASC 820-10-35.
•	Tell us the market(s) in which you entered into transactions to sell bitcoin during the periods presented in the pro forma statements and the volume of sales in each market. Refer to ASC 820-10-35-5A.
•	Tell us volume of activity for each of the markets for those periods.
•	Explain why the market in which you normally enter into transactions to sell bitcoin with the greatest market-based volume and level of activity for bitcoin is not your principal market. Provide us with contrary evidence that exists.
•	Reconcile your response with your response to comment 56 wherein you told us you use Coinmarketcap to determine the fair value of your bitcoin because you sell bitcoin in various markets and therefore there is no principal market. You also told us that Coinmarketcap provides an amount that would be representative of bitcoins traded in the market. Discuss how your measurement of fair value for bitcoins earned as revenue and those reflected as intangible assets complies with ASC 820.

The Company acknowledges the Staff’s comment and respectfully submits the following responses.

•	The Company has updated the pro forma notes to disclose the accounting policy for impairment of cryptocurrency under U.S. GAAP in note 4(a), including the timing of the assessment.

•	In accordance with ASC 820-10-35-5A, the Company noted that a “reporting entity need not undertake an exhaustive search of all possible markets to identify the principal market or, in the absence of a principal market, the most advantageous market, but it shall take into account all information that is reasonably available. In the absence of evidence to the contrary, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market or, in the absence of a principal market, the most advantageous market.” As the pro forma statement presents the combined impact of the two groups of companies, the combined sales have been considered in order to determine which market is the one the reporting group normally would enter into to sell Bitcoin as it would be presumed to be the principal market in accordance with the above. Considering that Hut 8 did not have any sales during the majority of the time in the pro forma period, the market in which USBTC sold its Bitcoin has been considered the principal market in accordance with the above. As such, for the purpose of the pro forma statement, Coinbase is being used as the principal market in determining the fair value of the Bitcoin holdings.

Securities and Exchange Commission

June 12, 2023

•	Below is a breakdown of Bitcoin sold during the periods presented in the pro forma statements and the volume of sales in each market:

Pro Forma period	Volume of sales in units of BTC
	For the year ended June 30, 2022		For the nine-months ended March 31, 2023
Markets sold	Hut 8	USBTC	Hut 8	USBTC
Genesis	-	1,681.60	-	140.00
FalconX	-	-	-	45.00
Coinbase	-	-	-	1,402.06
NYDIG	-	-	428.00	20.61

•	The trading volume of each market during the periods presented in the pro forma statements are summarized below:

Pro Forma period / Markets sold	Trading volume in units of BTC
	For the year ended June 30, 2022	For the nine-months ended March 31, 2023
Genesis	$45 billion USD / approx. 1 million BTC	Undisclosed
FalconX	Undisclosed	Undisclosed
Coinbase	$301 billion USD / approx. 7.0 million BTC	$146 billion USD / approx. 7.3 million BTC
NYDIG	Undisclosed	Undisclosed

•	For the year 2022 Hut 8 did not have any sales and thus the market in which USBTC conducts sales (i.e. Coinbase) was considered the principal market. For the nine-months ended March 31, 2023 while Hut 8 has a small amount of holdings sold via the OTC market, the amounts would not be considered significant and considering that the actual trading volume of the OTC platform cannot be ascertained, the Company is of the view that the market traded by USBTC continues to be the principal market for the purpose of determining fair value of the Bitcoin.

•	On a standalone basis, Hut 8 uses Coinmarketcap to determine the fair value of its Bitcoin holdings because Hut 8 used and sold Bitcoin in various markets prior to 2022 and therefore there is no principal market. Management further notes that given the diversity in prices in various exchanges and markets, in order to obtain quality data to perform valuations such that the results would not be skewed because of the entity-specific risk of individual exchanges, Hut 8 has decided to rely on Coinmarketcap to determine the fair value. Coinmarketcap is one of the most recognized platforms in the cryptocurrency industry whereby it tracks prices from a multitude of exchanges, offering a comprehensive representation of the Bitcoin market. This diverse coverage, more extensive than other platforms, allows Hut 8 to capture a more representative and reliable valuation. Due to its transparent methodology in how price is determined and aggregated, the Company believes that it would provide management comfort that the valuation produced in the financial statements would be a fair representation of the value of Bitcoin as opposed to risking the potential of having results that are skewed.

Securities and Exchange Commission

June 12, 2023

•	In addition, although for the relevant period Hut 8 had not made any sales using Coinbase, management has performed an analysis and concluded that the use of a single source from a larger and more reputable market such as Coinbase would not result in any material difference in revenue recognized. The impact to Hut 8’s quarterly results are summarized in the table below, with Hut 8 using the closing price of Bitcoin for the purpose of measuring fair value of Bitcoin for revenue recognition. As such, management had decided to maintain the use Coinmarketcap as the source of valuation for revenue recognition purposes.

	Opening	Average	Closing
Pro Forma year - year ended June 30, 2022
Q3 2021	-0.01%	0.38%	0.11%
Q4 2021	0.08%	0.04%	-0.02%
Q1 2022	-0.02%	0.02%	-0.04%
Q2 2022	-0.08%	-1.01%	-0.60%
Pro Forma period - 9 months ended March 31, 2023
Q3 2022	-0.06%	0.01%	0.02%
Q4 2022	-0.04%	-0.26%	-0.18%
Q1 2023	-0.02%	0.60%	0.33%

•	For the basis of pro forma financial statements where policies of the two companies would require alignment, the Company has assessed the companies party to the Business Combination as a whole and concluded that Coinbase would be the principal market, considering ASC 820-10-35-5A stated that companies need not undertake an exhaustive search of all possible markets to identify the principal market. Instead the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market. As disclosed above, the sales channel of Bitcoin for the most recent period by the combined entities is Coinbase. Hence, when determining the pro forma balances, Coinbase was determined to best reflect the aligned approach in valuation and impairment assessment, albeit, the variance between the use of Coinmarketcap and Coinbase, as discussed above, would be immaterial.

Securities and Exchange Commission

June 12, 2023

19.	We acknowledge your response to comment 56. Please address the following:

•	As previously requested, give us representative sample contracts with your mining pool operators. Provide at least one for each type of service (i.e., FPPS and PPS+).

•	Substantiate for us why the contribution of hash rate is your performance obligation. In your response, for each type of contract identified in the preceding bullet, tell us:

•	What a “Share” is in the context of FPPS and PPS+;
•	Your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation; and
•	Tell us how/when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.

•	Given that it appears that your contracts can be terminated at any time without penalty and likely have no minimum service period requirement, tell us your consideration for the guidance in Examples 1 and 2 of Question 7 to the FASB Revenue Recognition Implementation Q&As and the impact on your determination of both contract inception and contract duration.
•	You told us the digital assets you receive are noncash consideration and must be valued at fair value as of the inception of the contract. You also told us that contract inception is each day when Hut 8 begins providing hash rate power to the Pool. As such, explain why you determine the fair value of the non-cash consideration based on the closing price of the digital assets each day. Tell us how this complies with ASC 606.
•	Tell us how you have insight into whether the amount of bitcoin received from the pool operator is the appropriate amount given the variable nature of your hash rate related to the entire pool.

The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff under separate cover, pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Securities Exchange Act, a copy of a memo on ASC 606 revenue recognition (the “Memo”), which also attaches the mining pool revenue contracts for both Hut 8 and USBTC. The Memo is accompanied by a request for confidential treatment under Rule 83 of the Securities and Exchange Commission's Rules on Information and Requests. The Memo shall not be filed or deemed part of the Registration Statement and is being provided to provide additional detail with respect to our revisions and address the Staff’s comment.

Note 6. Hut 8’s results of operations for the 12 months ended June 30, 2022, page 223

20.	Please revise to provide a similar note calculating the results of operations of Hut 8 for the six months ended December 31, 2022.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 234 and 235 to include similar note calculating the results of operations of Hut 8 for the interim period pro forma statements

Securities and Exchange Commission

June 12, 2023

Incorporation of Certain Information by Reference, page 230

21.	Please revise to show that the filing date is April 18, 2023 for the audit report of Raymond Chabot Grant Thornton LLP included in Hut 8’s Report of Foreign Private Issuer on Form 6-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 242.

Financial Statements of USBTC

Condensed Consolidated Balance Sheets, page F-2

22.	Please revise to remove the label Audited from the June 30, 2022 column. While the amounts may have been derived from your audited statements, this presentation of those amounts does not include an audit report and full disclosures required for audited financial statements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-2 to remove the label “Audited” from the June 30, 2022 column.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent

Accounting Pronouncements

Revenue Recognition

Cryptocurrency mining, page F-13

23.	We acknowledge your responses to comments 59 and 60. Please address the following:

•	Of the three contracts you provide, only the ViaBTC contract clearly indicates that it is on a PPS+ basis. Tell us the bases of each of the other two contracts.
•	Tell us how the Foundry USA Pool Service Agreement and the Ultimus Pool Terms of Service identify your promises and related performance obligations as well as contract consideration and payment terms. If these items are contained in another agreement or other webpage not available to the general public on their respective websites, provide us a copy of those agreements/terms.
•	Substantiate for us why the provision of computing power is your only performance obligation. In your response, for each type of contract identified in the preceding bullet, tell us:

•	How/when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between;
•	Your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation; and
•	What a “Share” is in the context of FPPS and PPS+.

•	You disclose that you measure the non-cash consideration at fair value based on the quoted price of the related cryptocurrency at contract inception. Tell us in more detail how you perform this process since we note from your response to comment 60 that contract inception is the point in any period (hourly or daily) in which USBTC begins to provide computing power.

Securities and Exchange Commission

June 12, 2023

•	Disclose when you recognize revenue from your cryptocurrency mining.
•	As previously requested, if you provide continuous performance across more than one hour / day, tell us what constitutes contract inception and contract duration and the reasons why. Please cite the relevant ASC 606 guidance that supports your determination.
•	Given that it appears that your contracts can be terminated at any time without penalty and likely have no minimum service period requirement, tell us your consideration for the guidance in Examples 1 and 2 of Question 7 to the FASB Revenue Recognition Implementation Q&As and the impact on your determination of both contract inception and contract duration.
•	As it relates to your Strategic Co-operation Agreement with ViaBTC Technology Limited, tell us how the one-year term of that agreement and automatic renewals impact your determination of contract duration for your mining pool participation.
•	Tell us how the requirement to offer discounts to your customers to incentivize them to use ViaBTC product offerings as stipulated in Intension “a” in your agreement impacts your revenue recognition and transaction price associated with your mining pool participation activities.
•	Tell us how you have insight into whether the amount of bitcoin received from the pool operator is the appropriate amount given the variable nature of your hash rate related to the entire pool.
•	Disclose your principal market.

The Company respectfully acknowledges the Staff’s comment and would like to refer to the Memo provided together with this response addressing the comments above in relation to revenue recognition, except for the decision in respect of principal market. USBTC’s principal market is determined to be Coinbase in accordance with ASC 820-10-35-5A which stated that Companies need not undertake an exhaustive search of all possible markets to identify the principal market. Instead the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market. As disclosed above in response to comment #18, the sales channel of Bitcoin for the most recent period by USBTC is Coinbase. Hence the company determined to use Coinbase as the principal market.

Hosting services, page F-15

24.	We acknowledge your response to comment 61. Please respond to the following:

•	With respect to your analysis under ASC 842-10-15-4, tell us how you considered whether the customer has the ability to dictate when the miners run or sit idle in determining whether the agreement is a lease.
•	Tell us how you are recognizing the consideration payable under the equipment agreement and where you reflect that consideration in your statement of operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff with respect to the Company’s analysis under ASC 842,10-15-4 that USBTC is not contractually required to allow its hosting customers to dictate when their miners run or sit idle, and USBTC’s hosting customers do not have this access. USBTC believes this further evidences that its hosting customers do not have the right to direct how and for what purpose the miners are used throughout the period of use in accordance with ASC 820-10-15-20(a), and therefore further evidences that hosting customers do not have the right to direct the use of the miners in accordance with ASC 842-10-15-4(b).

Securities and Exchange Commission

June 12, 2023

The Company respectfully advises the Staff that the potential consideration payable related to the service-level agreement guarantees in USBTC’s hosting contracts is recorded as a reduction of the transaction price (and hence revenue) in accordance with the guidance on consideration payable to a customer in ASC 606-10-32-25, as this downtime compensation is not in exchange for a distinct good or service that the customer provides to USBTC. This reduction of revenue is recorded in the same period USBTC recognizes the revenue which the consideration payable relates in accordance with ASC 606-10-32-27.

Management fees, page F-15

25.	We acknowledge your response to comment 65. Please respond to the following:

•	Disclose the method(s) used for measuring progress toward satisfaction of your performance obligations.
•	Disclose the nature of the consideration received for the management fees and reimbursements and references for us the authoritative literature you rely upon to support your accounting.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that USBTC relied on the guidance in ASC 606-10-32-6 through 32-6 to support its accounting that all components of consideration are variable.

Note 9. Investments in Unconsolidated Joint Venture, page F-19

26.	From the disclosures in this note it appears that your share of the book equity of TZRC exceeds the cost of your investment. Please tell us and disclose how you account for this difference. In your response, separately reference for us the authoritative literature you rely upon to support your accounting.

The Company acknowledges the Staff’s comment and has updated the disclosures for its Investment in Equity Investees in Note 4 on page F-16. In addition, the Company has provided updated disclosures referencing ASC 323 Investments – Equity Method and Joint Ventures in Note 10 on pages F-24 and F-25, which discuss how the Company accounts for the basis difference.

Consolidated Statements of Cash Flows, page F-35

27.	We acknowledge your response to comment 67. You told us that you hold mined bitcoin on average for a period of 7 to 30 days before monetizing them. Given the length of time held, please tell us how management considered the guidance in ASC 230-10-45-12(c) in determining that all of the proceeds from the sale of digital assets should be reflected within operating activities.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the guidance in ASC 230-10-45-12(c), which specifies that receipts from sales of property, plant, and equipment and other productive assets are considered cash inflows from investing activities. The Company also considered the average period it typically holds its Bitcoin prior to liquidation, and concluded that it does not liquidate its Bitcoin nearly immediately. Based upon these considerations, the Company determined that the activities are more appropriately characterized as an investing activity and has restated its presentation and its disclosures on pages F-5 and F-40 to reclassify proceeds from sales of cryptocurrency from an operating activity to an investing activity.

Securities and Exchange Commission

June 12, 2023

Financial Statements of TZRC LLC

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Impairment of Property and Equipment, page F-68

28.	Given the significant decline in the fair value of bitcoin relative to historical prices, tell us why you have no impairment of your mining equipment and related assets. In this regard, we note many mining companies, including both USBTC and Hut 8, recorded mining equipment impairment in 2022.

The Company acknowledges the Staff’s comment and respectively advises the Staff that TZRC’s data center was not fully operational or energized until October 2022, and therefore the position of the Company is that it was not subject to the volatility with respect to historical Bitcoin prices during the prior eighteen (18) months. TZRC completed its review and testing of impairment of property and equipment as of December 31, 2022 in accordance with the requirements of ASC 360, Property, Plant and Equipment.

In formulating the impairment testing process, the FASB did not establish specific limits on the assumptions used to generate cash flow estimates, such as requiring the use of current prices and volumes because those assumptions may be inconsistent with TZRC’s own assumptions about its use of the long-lived asset. Thus, if TZRC has a reasonable basis to assume that prices or volume will increase from current levels (e.g., current economic and industry trends indicate an increase in demand, or the futures market indicates that prices are likely to increase), it is appropriate to reflect such increases in the cash flow estimates. However, the assumptions used must be reasonable in relation to the assumptions used in developing other information used by TZRC for comparable periods, such as internal budgets and projections and accruals related to incentive compensation plans.

The Company also respectfully advises the Staff that the more significant assumptions used during TZRC’s December 31, 2022 recoverability test included: (i) an average Bitcoin price of $24,000, which the Company believes is more a reflective price level over the term of its forecast (note that the average price of Bitcoin for the period from January 1, 2023 through May 20, 2023 was approximately $24,900 and the price of Bitcoin as of May 20, 2023 was approximately $27,100) and (ii) TZRC was provided long-dated expected electric grid pricing from forward energy price data available from USBTC’s JV partner, NextEra Energy, which was approximately $41.2/MWh.

Securities and Exchange Commission

June 12, 2023

Revenue recognition

Cryptocurrency mining, page F-70

29.	Please respond to the following:

•	Tell us how the Foundry USA Pool Service Agreement provided by USBTC identifies your promises and related performance obligations as well as contract consideration and payment terms. If these items are contained in another agreement or other webpage not available to the general public on its website, provide us a copy of that agreement/terms.
•	Substantiate for us why the provision of computing power is your only performance obligation. In your response, for each type of contract identified in the preceding bullet, tell us:

•	How/when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between;
•	Your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation; and
•	What a “Share” is in the context of FPPS.

•	You disclose that your enforceable right to compensation only begins when, and lasts for as long as, you provide computing power to the mining pool operator, your performance obligation extends over the contract term given your continuous provision of hash rate, and this period of time corresponds with the period of service for which the mining pool operators determine compensation due to you. Tell us in more detail about the term of your contracts and the period of service for which the mining pool operators determine your compensation. In your response tell us your consideration of the guidance in Examples 1 and 2 of Questions 7 to the FASB Revenue Recognition Implementation Q&As and the impact on your determination of both contract inception and contract duration.
•	You disclose that you measure the fair value of the cryptocurrency consideration using the quoted price on your primary trading platform for bitcoin at the beginning of the contract period. Tell us how you determine when inception occurs for purposes of measuring the fair value under ASC 606-10-32-21.
•	Tell us how you have insight into whether the amount of bitcoin received from the pool operator is the appropriate amount given the variable nature of your hash rate related to the entire pool.
•	Tell us the market(s) you use to determine the quoted price used to value the non-cash consideration.
•	Tell us how you identify these market(s). Refer to ASC Topic 820, including ASC 820-10-35-5A.

The Company acknowledges the Staff’s comment and would like to refer to the Memo provided together with this response addressing the comments above in relation to revenue recognition, except for market considerations. The Company uses Coinbase as the market to determine the quoted price used to value the non-cash consideration in question in accordance with ASC 820. As stated in comment #23, Coinbase is the market that the company mostly transacts with, and it is a market that is widely used and maintains a large trading volume. As such, considering the guidance in ASC 820-10-35-5A, the Company decided to rely on the value from the market it mostly transacted in – Coinbase – to determine the value of the non-cash consideration.

Securities and Exchange Commission

June 12, 2023

Notes to Unaudited Interim Consolidated Financial Statements, page F-84

30.	Please revise the header to your financial statement footnotes as these financial statements are audited and are not for an interim period.

The Company respectfully acknowledges the Staff’s comment and has revised the headers to USBTC’s financial statement footnotes accordingly.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.

Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.